Farm to Flame Energy Inc.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 and 2023

with Independent Auditor's Opinion



INDEPENDENT AUDITOR's REPORT

To,

The Shareholders of,

Farm to Flame Energy Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Farm to Flame Energy, Inc. which comprise the balance sheet as of December 31, 2022, and December 31, 2023, and the related statements of income and changes in partner's equity, and Statement of Cash Flow for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farm to Flame Energy, Inc. as of December 31, 2022, and December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

FAIZA MEHMOOD
FM FINANCIAL SERVICES LLC - C11592
Info@fmfinancialservicesllc.com
April 01, 2024


FARM TO FLAME ENERGY INC.

BALANCE SHEET

DECEMBER 31, 2022 and DECEMBER 31, 2023


ASSETS		**2023**		**2022**
CURRENT ASSETS				
Cash and Cash Equivalents	$	208,527	$	20,500
Accounts Receivable	$	135,000		
Advances and Deposits	$	104,000	$	4,000
TOTAL CURRENT ASSETS	$	**447,527**	$	**24,500**
NON-CURRENT ASSETS				
Property, Plant and Equipment (Net)	$	398,819	$	261,804
TOTAL NON-CURRENT ASSETS	$	**398,819**	$	**261,804**
TOTAL ASSETS	$	**846,346**	$	**286,304**
LIABILITIES & EQUITY				
CURRENT ASSETS				
Accounts Payable and other Accrued Liabilities	$	15,102	$	49,483
TOTAL CURRENT LIABILITIES	$	**15,102**	$	**49,483**
OTHER LIABILITIES				
Convertible Notes (Safe Notes Liability Attributes)	$	669,034	$	472,737
Other Loans payables	$	75,014	$	119,435
TOTAL CURRENT LIABILITIES	$	**744,048**	$	**592,172**
EQUITY				
Share Capital (0.0001 Par Value)				
(Authorized - 10,000,000 Issued & Outstanding 7,499,625)	$	750	$	750
SAFE Notes (EQUITY ATTRIBUTES)	$	325,000	$	150,000
Additional Paid in Capital	$	24,996	$	24,996
Retained Earnings	$	(76,343)	$	(330,728)
Shareholders Current Account	$	(187,207)	$	(200,369)
EQUITY	$	**87,196**	$	**(355,351)**
TOTAL LIABILITIES & EQUITY	$	**846,346**	$	**286,304**

Footnotes are the integral part of Financial Statements

FARM TO FLAME ENERGY INC.

STATEMENT OF INCOME

DECEMBER 31, 2022 and DECEMBER 31, 2023

		2023		2022
REVENUE				
Revenue (Net)	$	149,582	$	48,969
TOTAL REVENUE	$	149,582	$	48,969
Cost of Sales	$	20,885	$	19,338
Gross Profit	$	**128,697**	$	**29,631**
Administrative and Operational Expenses	$	366,627	$	411,334
Net Operating Profits	$	**(237,930)**	$	**(381,703)**
Other Income	$	492,315	$	82,280
Net Income	$	**254,385**	$	**(299,423)**
Earning Per share (Basic)	$	**0.03**	$	**(0.04)**
Earning Per Share (Deluted)	$	-	$	-

Foot notes are the integral part of Financial Statements

FARM TO FLAME ENERGY INC.

STATEMENT OF CHANGES IN EQUITY

DECEMBER 31, 2022 and DECEMBER 31, 2023

	Common Stock - Shares		Capital Shares - Par		Restricted Stock		Additional Paid in Capital		Safe Notes		Shareholders distributions		Retained Earning		Total
As of December 31, 2021	7499624	$	750	$	-	$	24,996	$	-	$	(10,108)	$	(31,306)	$	(15,668)
Issuance during the Year								$	150,000					$	-
														$	150,000
Distributions										$	(190,261)			$	(190,261)
Income(Loss) During the year												$	(299,423)	$	-
														$	(299,423)
As of December 31, 2022	7499624	$	750	$	-	$	24,996	$	150,000	$	(200,369)	$	(330,729)	$	(355,352)
Issuance during the year								$	175,000					$	175,000
Capital contribution										$	(13,161)			$	(13,161)
														$	-
Income/Loss During the year												$	254,385	$	254,385
														$	-
As of December 31, 2023	7499624	$	750	$	-	$	24,996	$	325,000	$	(187,207)	$	(76,344)	$	87,195

Footnotes are the integral part of Financial Statements

FARM TO FLAME ENERGY INC.

Statement of Cash Flow

As of December 31, 2023

		2023
Cash Flow from operating Activities		
Net Income	$	254,385
Non-Cash Adjustment Depreciation	$	10,866
Increase in accounts Receivables	$	(135,000)
Increase in advance and deposits	$	(100,000)
Accounts Payable and other Accrued Liabilities	$	(34,381)
Net Cash from Operating Activities	$	(4,130)
Cash Flow from Investing Activities		
Purchase of Non-Current Assets	$	(151,881)
Cash from From Investing Activities	$	(151,881)
Cash from From Financing Activities		
Issuance of SAFE notes	$	371,297
Repayments of other loans	$	(44,421)
Contribution from Shareholder	$	13,161
Net Cash from From Financing Activities	$	326,876
Net Cash Increase for the Period	$	184,027
Opening Cash Balance	$	20,500
Cash, at the end of the Period	$	204,527

Footnotes are the integral part of Financial Statements

Farm to Flame Energy Inc.
Statement of Cash Flows
January - December 2022

OPERATING ACTIVITIES		
Net Income	$	(280,108)
Adjustments to reconcile Net Income to Net Cash provided by operations:	$	-
Depreciation	$	9,905
Accounts Payable & Other Accrued Liabilities	$	33,825
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	43,730
Net cash provided by operating activities	$	(236,378)
INVESTING ACTIVITIES	$	-
Machinery & Equipment	$	(183,306)
Net cash provided by investing activities	**$**	**(183,306)**
FINANCING ACTIVITIES	$	-
Issuance of Convertible Debts	$	403,287
Issuance of Other Loans	$	60,391
Repayments and distributions	$	(215,372)
Net cash provided by financing activities	$	248,306
Net cash increase for period	**$**	**(171,378)**
Cash at beginning of period	$	191,878
Cash at end of period	**$**	**20,500**

Foot Notes are the integral Part of the financial Statements

FARMS TO FLAME ENERGY, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE ENTITY

Farm to Flame Energy creates biomass heat and power at half the cost of diesel. It takes cellulosic wastes including wood-wastes, cornstalks, and paper-waste to electricity and heat generation through a unique combustion process. Its generators operate in shipping containers for portability and climate change resilience.

The company has started its operations in year 2018 and currently have 7,499,625 shares outstanding. Kwaku Jyamfi is a major shareholder and carries more than 74% shareholding of the entity.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL ACCOUNTING PRACTICES –

The company records principled on GAAP accrual accounting. The company's management is directly involved in day-to-day operations and has implemented an internal control system through oversight to ensure the duties of the staff within different areas of the company is monitored for purposes of safeguarding company assets.

CASH AND EQUIVALENTS –

Cash and cash equivalents include cash on hand and cash in checking and savings accounts with banks. All unrestricted liquid short-term investments and certificate of deposit with a maturity of three months or less are considered cash equivalents. The Company maintains its cash accounts at major financial institutions that are guaranteed by the Federal Deposit Insurance Corporations ("FDIC") up to $250,000. At times, cash balance may be more than the amounts insured by the FDIC. As of December 31, 2023, the Company did not have a

balance exceeding the insured level.

REVENUES –

Entity generates revenue through Energy as A Service Agreements, also known as Power Purchase Agreements. The agreement costs the customer $0.14/kWh, structured just like an electricity bill at the end of the month. The Customer does not pay the upfront cost of the equipment, but experience savings on diesel over a 10-year contract.

The entity also engages in Engineering, Procurement, and Construction contracts for sale of the equipment alongside an Operation and Maintenance Contract.

ACCOUNTS RECEIVABLE –

Accounts receivable consists of grant receivable that has been approved and 60% of the approved amount already been settled and paid during 2023.

FINANCING –

Due to initial investment requirements, the entity is involved in short term and long-term financing arrangement to finance the capital expenditures.

The entity has issued several Safe convertible notes. The notes with interest rates and maturity dates, they are classified as convertible notes and notes without interest rate and maturity date has been classified as Equity:

As of December 31, 2023, below are the outstanding convertible Safe notes liability schedule.

Lenders Name	Cash Paid	Issue Date	Interest Rate	Outstanding (12/31/2023)	Valuation Cap	Conversion Discount	Maturity Date
Richard King Mellon Foundation	$200,000	12/21/21	1.90%	$207,717	$8,000,000	80%	6/30/23
CI Venture Fund III, L.P.	$100,000	8/11/22	5%	$106,958	$6,000,000	80%	2/19/24
Farm to Flame Energy I EB, a series of Wefunder SPV, LLC	$95,430	9/9/22	5%	$92,467	$8,000,000	80%	9/9/24
Farm to Flame Energy I EB, a series of Wefunder SPV, LLC	$42,031	10/19/22	5%	$42,031	$8,000,000	80%	10/19/24
Farm to Flame Energy I EB, a series of Wefunder SPV, LLC	$10,489	12/15/22	5%	$10,489	$8,000,000	80%	12/15/24
Farm to Flame Energy I, a series of Wefunder SPV, LLC	$18,913	12/15/22	5%	$18,913	$10,500,000	80%	12/15/24
Farm to Flame Energy I, a series of Wefunder SPV, LLC	$27,759	2/3/23	5%	$27,759	$10,500,000	80%	2/3/25
Farm to Flame Energy I, a series of Wefunder SPV, LLC	$24,300	3/17/23	5%	$24,300	$10,500,000	80%	3/17/25
Farm to Flame Energy I, a series of Wefunder SPV, LLC	$138,400	5/12/23	5%	$138,400	$10,500,000	80%	5/12/25
Total	$657,322			$669,034			

As of December 31, 2023, below are the outstanding convertible Safe notes (Equity) schedule.

Shareholders	Cash Paid	Issue Date	Interest Rate	Outstanding (12/31/2023)
FuzeHub, Inc.	$150,000	11/19/22	NA	$ 150,000.00
mHUB Product Impact Fund I, LP	$175,000	9/19/23	NA	$ 175,000.00
Total	$325,000			$325,000

Other Loans Payable:

The entity has three short term loans and one revolving line of credit. The loans are maturing during 2024 and 2025.

Total loan payable as of December 31, 2023, is $75,014.

PROPERTY AND EQUIPMENT –

Expenditures for repair and maintenance are expensed as incurred. Betterments and major renewals that extend the useful lives of property and equipment are capitalized. Depreciation is computed on the straight-line method over the useful life of the asset, generally 9 to 30 years depends on the usage of assets.

INCOME TAXES –

The stockholders of the Company have elected to be taxed as a corporation. The Company recognizes the tax benefit from uncertain tax positions only if it is more like than not the tax position will be sustained on examination by the tax authorities, based on the technical merit of the position. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. No interest or penalties have been recorded because of tax uncertainties. There was a loss in 2022 and a carry forward loss for 2023. Hence the entity has not booked any liability.

USE OF ESTIMATES –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and accompanying notes to the financial statements. Actual results could differ from these estimates.

NOTE 4 – OPERATING COST –

As the entity is not charging any upfront cost to customer, capitalization and operational expenses are higher. Management believes that in the future, both capital and operational cost will go down.

Below is the breakdown of major cost incurred:

	2023	2022
Accelerator Expenses		$ 50,000.00
Business Development	$ 52,332.41	$ 42,056.60
Consulting	$ 15,960.00	$ 3,000.00
Insurance	$ 12,121.85	$ 13,115.63
Interest paid	$ 10,591.49	$ 17,001.59
Interest paid: Accrued Interest	$ 16,517.40	$ 7,594.91
Financing Expense	$ 2,223.00	$ 21,217.23
Office Expense	$ 10,811.72	$ 4,208.21
Payroll & Related Benefits: Wage Expense	$ 14,063.00	$ 29,187.26
Rent Expense	$ 73,077.99	$ 38,408.47
Subcontractor Expense	$ 15,219.50	$ 61,093.00
Travel	$ 32,910.82	$ 33,518.43
Depreciation	$ 14,865.27	$ 9,905.04

NOTE 5 – RELATED PARTY TRANSACTIONS –

As of December 31, 2023, the company has no related party transactions. All transactions related to shareholders have been settled under Equity movements.

NOTE 6 – LEASES

In February 2016, the FASB issued an Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) requiring lessees to recognize most leases on their Balance Sheet as operating lease liabilities with corresponding operating lease right-of-use assets and financing lease liabilities with corresponding financing lease right-of-use assets and to disclose key information about lease arrangements. Recognition of expenses on the Statement of Income and Retained Earnings continues in a manner like previous guidance.

In connection with the new lease guidance, the Company completed a comprehensive review of its lease arrangements to determine the impact of this ASU on its financial statements and related disclosures.

The company does not have any lease agreement that fulfil the conditions of Topic 842

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 1, 2024, the date these financial statements were available to be issued.